

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2017

Domino's Pizza, Inc.
Jeffrey D. Lawrence
Chief Financial Officer
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48105

> **Re:** **Domino's Pizza, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2016**
> **Filed February 25, 2016**
> **File No. 1-32242**

Dear Mr. Lawrence:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Adam J. Gacek, Assistant General Counsel and Corporate Secretary